Christopher Trueax

Associate

+1.215.963.5608

christopher.trueax@morganlewis.com

January 11, 2022

FILED AS EDGAR CORRESPONDENCE

Alison White, Esq.
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Preliminary Proxy Statement for the Knights of Columbus Real Estate Fund, a Series of The Advisors’ Inner Circle Fund III (File Nos. 333-192858 and 811-22920)

Dear Ms. White:

On behalf of our client, The Advisors’ Inner Circle Fund III (the “Trust”), this letter responds to the comments you provided on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) via telephone regarding the Trust’s preliminary proxy statement on Schedule 14A and related materials (together, the “Proxy Materials”), which were filed with the SEC on behalf of the Knights of Columbus Real Estate Fund (the “Fund”), a series of the Trust, pursuant to the Securities Exchange Act of 1934, as amended, and the Investment Company Act of 1940, as amended (the “1940 Act”), on December 13, 2021. Below, we have briefly summarized your comments and questions, followed by our responses. Capitalized terms not defined herein should be given the meaning provided in the Proxy Materials.

1.	Comment. We note that in the “Questions and Answers” and “Voting and Other Matters” sections of the proxy statement, the disclosure states that QuadReal Property Group Limited Partnership will bear the costs associated with the solicitation of proxies and other related costs. In the “Payment of Expenses” section of the proxy statement, however, the disclosure states that both QuadReal Property Group Limited Partnership and Ranger Global Real Estate Advisors, LLC, will bear such costs. Please reconcile the disclosures in these areas to clarify whether one or both entities will bear such costs.

Response. The Fund has revised the disclosure to clarify that QuadReal Property Group Limited Partnership and Ranger Global Real Estate Advisors, LLC will bear the costs associated with the solicitation of proxies and other related costs.

2.	Comment. Under the “The Change in Control of Ranger Global Real Estate Advisors, LLC” heading, in the fifth bullet point, please revise to state in plain English the phrase “long-term capital base.”

Morgan, Lewis & Bockius llp

1701 Market Street
Philadelphia, PA 19103-2921	+1.215.963.5000
United States	+1.215.963.5001

Alison White, Esq.

January 11, 2022

Response. The Fund has revised this disclosure as follows:

QuadReal’s ~~long-term~~ sizable capital base (approximately $44.2 billion in assets under management), and support for Ranger’s approach and structure, provides long-term stability for Ranger’s business, which, in turn, is intended to enhance Ranger’s ability to consistently and effectively service the Fund as its sub-adviser.

3.	Comment. If a party is soliciting proxies only with respect to a non-routine proposal or proposals, and a beneficial owner does not give instructions to its broker as to how to vote on these proposals, the broker does not have discretionary authority to vote on any proposal and is, therefore, not authorized to deliver a proxy representing those shares to the soliciting party. Therefore, disclosure regarding broker non-votes should not be included in the Fund’s Proxy Statement, because there should not be any broker non-votes. Instead, disclosure should state that, if a beneficial owner does not provide voting instructions to its broker, the broker is not permitted to give a proxy with respect to such beneficial owner’s shares, and, accordingly, such shares will not count as present for quorum purposes or for purposes of §2(a)(42) of the 1940 Act. Please also describe the effect on the vote of the proposal(s) of the absence of such shares (that did not provide voting instructions to a broker) from the meeting.

Response. The Fund respectfully declines to exclude disclosure regarding broker non-votes because Item 21(b) of Schedule 14A (see Rule 14a-101 under the Securities Exchange Act of 1934) requires that the Fund disclose the method by which broker non-votes will be counted. In response to this Comment, the related disclosure in the proxy statement has been revised as follows:

If your shares are held of record by a broker-dealer, you may still attend the Meeting, but if you wish to vote during the course of the Meeting, you must first obtain a “legal proxy” from the applicable nominee/record holder. We note that obtaining a legal proxy may take several days. Legal proxies must be submitted to AST Fund Solutions by 2:00 p.m., Eastern Time, on February 14, 2022. The presence at the Meeting or by proxy of shareholders of the Fund holding more than thirty-three and one-third percent (33 1/3%) of the total number of votes eligible to be cast by all shareholders of the Fund as of the Record Date constitutes a quorum for the transaction of business at the Meeting. For purposes of determining the presence of a quorum, abstentions ~~or broker non-votes~~ will be counted as present; however, they will have the effect of a vote AGAINST the Proposal.

~~As used above,~~ “B~~b~~roker non-votes” ~~relate to shares that are held of record by a broker-dealer for a beneficial owner who has not given instructions to such broker-dealer~~ are proxies from brokers or nominees indicating that such persons have not received instructions from the beneficial owners or other persons entitled to vote shares as to a particular matter with respect to which the brokers or nominees do not have discretionary power to vote. Ordinarily, broker non-votes, if any, would be counted as shares present and entitled to vote for purposes of determining whether a quorum is present, but would not be counted as a vote in favor of the Proposal.

Alison White, Esq.

January 11, 2022

However, ~~P~~pursuant to certain rules promulgated by the New York Stock Exchange LLC that govern the voting by such broker-dealers, a broker-dealer holding shares of record for a beneficial owner may not exercise discretionary voting power with respect to certain non-routine matters, including the approval of a new investment sub-advisory agreement as contemplated by the Proposal. Because the Proposal is considered non-routine and is the only proposal expected to be voted on at the Meeting, the Trust does not expect to receive any broker non-votes in connection with this solicitation. Accordingly, the Trust expects that broker non-votes will have no impact on establishing quorum or the votes cast for or against the Proposal.

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If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5608.

Very truly yours,

/s/ Christopher Trueax

Christopher Trueax